Exhibit 99.1

WHITECAP RESOURCES INC. AND VEREN INC. ANNOUNCE RECEIPT OF FINAL ORDER FOR PLAN OF ARRANGEMENT

CALGARY, AB, May 8, 2025 /CNW/ - Whitecap Resources Inc. ("Whitecap") (TSX: WCP) and Veren Inc. ("Veren") (TSX: VRN) (NYSE: VRN) are pleased to announce that the Court of King's Bench of Alberta has granted the final order in connection with the previously announced plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Business Combination"), pursuant to which Whitecap will acquire all of the issued and outstanding common shares of Veren. Under the terms of the Business Combination, Veren shareholders will receive 1.05 common shares of Whitecap for each Veren common share held. Approval of the Whitecap shareholders and the Veren shareholders in connection with the Business Combination was obtained on May 6, 2025 at special meetings of Whitecap shareholders and Veren shareholders, respectively.

Subject to the satisfaction or waiver of the conditions to implementing the Business Combination as set out in the business combination agreement dated March 9, 2025 between Whitecap and Veren, the Business Combination is anticipated to be completed on May 12, 2025 and Veren's common shares are expected to be delisted from the Toronto Stock Exchange ("TSX") at close of markets on May 13, 2025.

U.S. INVESTOR CONSIDERATIONS

Assuming that the Business Combination closes before markets open on Monday, May 12, 2025 as is currently planned, Veren's common shares will cease trading on the New York Stock Exchange ("NYSE") at such time. Whitecap's common shares will not be listed on the NYSE and Whitecap intends to terminate any reporting obligations it may have with the Securities and Exchange Commission ("SEC") as a result of this transaction. Investors in the United States should consult their own advisors regarding any implications of owning shares of an issuer that is not listed on a U.S. exchange or reporting with the SEC.

For further information:

Grant Fagerheim, President & CEO	Craig Bryksa, President & CEO
or	or
Thanh Kang, Senior Vice President & CFO	Ken Lamont, CFO
Whitecap Resources Inc.	Veren Inc.
3800, 525 – 8th Avenue SW	2000, 585 – 8th Avenue SW
Calgary, AB T2P 1G1	Calgary, AB T2P 1G1
(403) 266-0767	(403) 693-0020
www.wcap.ca	www.vrn.com
InvestorRelations@wcap.ca

 NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements and forward-looking information (collectively "forward-looking information") within the meaning of applicable securities laws relating to current expectations about the future, based on certain assumptions made by Whitecap and Veren. Although Whitecap and Veren believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward-looking information in this press release is identified by words such as "expect", "will", or similar expressions and includes suggestions of future outcomes, including the expected acquisition by Whitecap of the common shares of Veren; the expected closing date of the Business Combination; the ability of the parties to satisfy the other conditions to, and to complete, the Business Combination; the expected delisting of Veren's common shares from the TSX and the cease of trading of Veren's common shares on the NYSE and the anticipated timing thereof; and the intention of Whitecap to terminate any reporting obligations it may have with the SEC.

Readers are cautioned not to place undue reliance on forward-looking information as Whitecap's and Veren's actual results may differ materially from those expressed or implied. Neither Whitecap nor Veren undertake any obligation to update or revise any forward-looking information except as required by law. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Whitecap and Veren and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this press release is based include: successful closing of the Business Combination, including satisfying conditions to closing, within expected timelines.

Additional information about assumptions, risk factors, and uncertainties on which the forward-looking information is based and that could cause Whitecap's or Veren's actual results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements are described in the joint management information circular of Whitecap and Veren dated March 28, 2025, which is available on Whitecap's and Veren's SEDAR+ profiles at www.sedarplus.ca.

View original content:https://www.prnewswire.com/news-releases/whitecap-resources-inc-and-veren-inc-announce-receipt-of-final-order-for-plan-of-arrangement-302450597.html

SOURCE Veren Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2025/08/c7248.html

%CIK: 0001545851

CO: Veren Inc.

CNW 16:30e 08-MAY-25